Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

February 21, 2023

Via EDGAR CORRESPONDENCE

Timothy Worthington

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Active ETFs, Inc. - AB US Low Volatility Equity ETF - AB US High Dividend ETF - AB Disruptors ETF Post-Effective Amendment No. 1 File Nos. 333-263818 and 811-23799

Dear Mr. Worthington:

This letter responds to additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding: (1) the above-referenced post-effective amendment to the registration statement filed on November 7, 2022 (the “Post-Effective Amendment”), on Form N-1A for AB US Low Volatility Equity ETF, AB US High Dividend ETF and AB Disruptors ETF (each, a “Fund”), each a series of AB Active ETFs, Inc. (“Registrant”); (2) Registrant’s initial response letter to Staff comments on the Post-Effective Amendment, which was filed via EDGAR correspondence on February 14, 2023 (“Initial Letter”); and (3) Post-Effective Amendment No. 5 to Registrant’s registration statement filed on February 14, 2023. You provided additional Staff comments to me by telephone on February 16, 2023.

The Staff’s comments and our responses thereto on behalf of Registrant and each Fund are set forth below.

General

Comment 1: The Staff reiterates Comment 1 from the Initial Letter. With respect to the 80% test for each Fund, please include “borrowings for investment purposes.” The Staff notes that this language is included in Rule 35d-1 and is standard language across the industry.

Response:	Registrant believes that its current disclosure is consistent with the requirements of Rule 35d-1 under the Investment Company Act of 1940. As previously indicated, “borrowings for investment purposes” is included in determining compliance with the referenced 80% investment policy. Furthermore, because the Funds do not intend to engage in borrowing for investment purposes as a principal investment strategy, Registrant believes that disclosure in the Prospectus is not appropriate or necessary. Registrant respectfully declines to revise the Prospectus in response to this comment.

AB US High Dividend ETF

Comment 2: The Staff reiterates Comment 2 from the Initial Letter. The Staff notes that the 80% test should be with respect to dividends. The Staff notes that they do consider dividends a type of asset and not a strategy. The Staff notes, however, that the Fund is able to define “dividend” as it sees fit.

Response:	After careful consideration of the Staff’s comment, Registrant continues to maintain its position that Rule 35d-1 does not require the Fund to adopt a policy to invest at least 80% of its assets in securities of U.S. companies that pay dividends. The use of “Dividend” in the Fund’s name is comparable to using “income” in the name as it refers to the investment strategy employed by the Fund. The disclosure indicates that “the Fund invests in companies that are determined to be attractive by the Adviser with an emphasis on income generation.” Under current staff guidance “income” is not subject to the requirements of Rule 35d-1. The Fund seeks to implement this investment strategy by investing in equity securities (i.e., a type of investment as contemplated by Rule 35d-1). Whether a distribution by an issuer is a dividend is a question determined by the issuer at the time it makes a distribution. For purposes of the Fund, Registrant believes that a company that pays dividends is properly considered an “equity” type of investment. Registrant respectfully declines to revise the Prospectus in response to this question.

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If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833 or Alexandra K. Alberstadt at (212) 574-1217.

Sincerely,

/s/	Lauren A. Clise
Lauren A. Clise

cc:	Nancy E. Hay, Esq. Stephen J. Laffey, Esq. Paul M. Miller, Esq. Alexandra K. Alberstadt, Esq. Lancelot A. King, Esq.

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